UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*
_______________________

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

October 27, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 94733A104	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON NWS Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 3 of 31 Pages

1	NAME OF REPORTING PERSON GA-NWS Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	Page 5 of 31 Pages

1	NAME OF REPORTING PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 11 of 31 Pages

1	NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 94733A104	Page 12 of 31 Pages

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	Page 13 of 31 Pages

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,436,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,436,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,436,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	Page 14 of 31 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Web.com Group, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 12808 Gran Bay Parkway West, Jacksonville, Florida 32258.

Item 2.  Identity and Background.

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are NWS Holdings LLC (f/k/a Net Sol Holdings LLC), a Delaware limited liability company (“Holdings”), GA-NWS Investor LLC (f/k/a GA-Net Sol Investor LLC), a Delaware limited liability company (“GA Investor”), General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”), GAP-W, LLC, a Delaware limited liability company (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO Management GmbH, a German corporation (“GmbH Management”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), and General Atlantic LLC, a Delaware limited liability company (“GA” and, collectively with Holdings, GA Investor, GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmBH Management and GenPar, the “Reporting Persons”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.

CUSIP No. 94733A104	Page 15 of 31 Pages

Each of the Reporting Persons (other than Holdings) is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Holdings is engaged in acquiring, holding and disposing of interests in the Company for investment purposes.

GA is the general partner of GenPar, which is the general partner of GAP 83. GAP 83 is the controlling member of, and GAP-W, GapStar, KG, CDA, GAPCO III  and GAPCO IV are each members of, GA Investor. GA Investor owns a controlling interest in and is entitled to appoint all of the representatives of the board of directors of Holdings. The officers of GapStar, managing members of GAPCO III and GAPCO IV, the managing directors of GA Investor and certain members of the board of directors of Holdings are managing directors of GA.  GmbH Management is the general partner of KG. There are 27 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock were issued as partial consideration for the sale of Holdings’ subsidiary, Net Sol Parent LLC (f/k/a GA-Net Sol Parent LLC), a Delaware limited

CUSIP No. 94733A104	Page 16 of 31 Pages

liability company (“Network Solutions”), and its subsidiaries to the Company.  Please see Item 4, which is hereby incorporated by reference.

Item 4.  Purpose of Transaction.

On August 3, 2011, the Company executed a Purchase Agreement (the “Purchase Agreement”) with Network Solutions and Holdings pursuant to which the Company agreed to acquire Network Solutions (the “Acquisition”) for $405 million in cash (subject to adjustment under certain circumstances), 18,000,000 shares of Common Stock (the “Acquisition Shares”) and the assumption of certain liabilities of Holdings.  The closing of the Acquisition was subject to standard closing conditions, including obtaining certain approvals by the Company’s stockholders and receiving U.S. antitrust clearance.  The Acquisition closed on October 27, 2011, following (i) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on September 12, 2011 and (ii) approval by the Company’s stockholders at a special stockholders’ meeting held on October 25, 2011.

Pursuant to the Purchase Agreement, the Company and its affiliates will be indemnified and held harmless by Holdings against losses arising out of or resulting from certain tax matters for a period of 15 months after the closing of the Acquisition (the “Tax Indemnity Period”).  During the Tax Indemnity Period, Holdings is obligated to retain 3,310,000 Acquisition Shares (the “Retained Acquisition Shares”), provided that if Holdings elects to sell any of the 3,310,000 Retained Acquisition Shares, Holdings is obligated to retain or, at the Company’s request, place into an escrow, the greater of the proceeds from the sale or $11.47 multiplied by the number of Retained Acquisition Shares sold, in each case for the duration of the Tax Indemnity Period.  The Retained Acquisition Shares, or cash from the proceeds from the sale of the Retained Acquisition Shares, will be used to settle tax indemnification claims made pursuant to the Purchase Agreement.  Except as to certain tax matters or in the event of fraud, the

CUSIP No. 94733A104	Page 17 of 31 Pages

Company will not have recourse against Holdings for breaches of representations or warranties under the Purchase Agreement, and the recourse for certain tax matters is limited to the Retained Acquisition Shares (or cash from the proceeds from the sale thereof).

Pursuant to the Purchase Agreement, at the time of the closing, the Company, Holdings and GA Investor entered into the Stockholder Agreement, dated as of October 27, 2011 (the “Stockholder Agreement”). The Stockholder Agreement provides that Holdings and GA Investor may transfer Acquisition Shares to certain transferees (including Holdings’ minority equityholders and certain employees of Holdings or its subsidiaries). Holdings, GA Investor and their permitted transferees (other than Holdings’ minority equityholders and certain employees of Holdings or its subsidiaries) are prohibited from selling, or otherwise disposing of, any of the Acquisition Shares for six months following the closing date of the Acquisition.  During the next six months and until one year after the closing date, Holdings, GA Investor and their permitted transferees (other than Holdings’ minority equityholders and certain employees of Holdings or its subsidiaries) are only permitted to sell up to 25% of the Acquisition Shares.  Subject to the Tax Indemnity Period obligations described above, after the one year anniversary of the closing date, there are no restrictions under the Stockholder Agreement on sales of the Acquisition Shares by Holdings or GA Investor.

Under the Stockholder Agreement, the Company has agreed to file, within 90 days after the closing of the Acquisition, a registration statement on Form S-3 to register for resale the Acquisition Shares, and has granted certain other registration rights to Holdings.  The registration rights granted to Holdings and GA Investor will expire on the date on which all registrable securities (as defined in the Stockholder Agreement) held by Holdings and GA Investor (or any assignees of such registration rights in accordance with the Stockholder Agreement) may be sold pursuant to Rule 144 without volume or manner of sale restrictions,

CUSIP No. 94733A104	Page 18 of 31 Pages

subject to the earlier expiration of Holdings’ and GA Investor’s piggy-back rights on the date on which Holdings, GA Investor, their respective affiliates and permitted transferees collectively hold less than 5% of the Company’s then-outstanding capital stock.

Additionally, the Stockholder Agreement provides for restrictions on Holdings’ and GA Investor’s ability to acquire shares of Common Stock and take certain other corporate actions until the earlier of two years following the Acquisition or such time as Holdings, GA Investor and their respective affiliates and permitted transferees own less than 10% of the Company’s capital stock.

Immediately following the Acquisition, and in accordance with the terms and restrictions of the Stockholder Agreement, (i) Holdings distributed an aggregate of 14,481,034 Acquisition Shares pro rata and for no additional consideration to the members of Holdings, of which 1,221,151 Acquisition Shares were distributed to unaffiliated members of Holdings, 13,124,692 Acquisition Shares were distributed to GA Investor and 135,191 Acquisition Shares were distributed to NWS Executive Incentive Plan LLC (“NWS Plan”), a member of Holdings and benefit plan controlled by Holdings; (ii) Holdings delivered an aggregate of 207,374 Acquisition Shares to certain employees of Holdings or its subsidiaries as settlement in accordance with their applicable award agreements; and (iii) NWS Plan subsequently distributed the 135,191 shares of common stock received by it from Holdings, pro rata without payment of additional consideration to the members of the NWS Plan.  Holdings has also determined to settle certain other outstanding awards issued pursuant to award agreements with certain former employees of Holdings and its subsidiaries, which may include the delivery of additional Acquisition Shares. As of the date of this Schedule 13D, Holdings owns of record 3,311,592 Acquisition Shares.

CUSIP No. 94733A104	Page 19 of 31 Pages

Pursuant to the Stockholder Agreement, (i) the Company and the Company’s board of directors have, immediately following the closing of the Acquisition, increased the authorized size of the Company’s board of directors from six (6) directors to seven (7) directors and (ii) GA Investor and/or GA are entitled to designate one member of the Company’s board of directors until such time as Holdings, GA Investor, their respective affiliates and permitted transferees hold less than 10% of the Company’s capital stock.  Currently, GA Investor and GA have designated Anton Levy, a Managing Director of GA, as their representative to the Company’s board of directors.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.  Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  Depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors and the restrictions in the Stockholder Agreement, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.  Any such sale or disposition could be in the form of public sales, private sales, market transactions, distributions to the members, partners or shareholders of the Reporting Persons, delivery of shares under award agreements with employees or former employees or other transactions.  As described above, the Stockholder Agreement requires that the Company file and cause to become effective a registration statement

CUSIP No. 94733A104	Page 20 of 31 Pages

on Form S-3 relating to the Acquisition Shares. In addition, subject to the restrictions in the Stockholder Agreement, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the factors described above.  Except to the extent the foregoing may be deemed a plan or proposal and except as otherwise set forth in this Item 4 or Item 6 herein, none of the Reporting Persons or the persons listed on Schedule A has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, Holdings and GA Investor each own of record 3,311,592 shares of Common Stock and 13,124,692 shares of Common Stock, respectively, representing 7.0% and 27.8%, respectively, of the Company’s issued and outstanding shares of Common Stock (based upon a total of 47,271,297 shares of Common Stock, which is the sum of 29,271,297 shares of Common Stock stated to be outstanding by the Company as of September 12, 2011 as reported in the Definitive Proxy Statement filed on September 22, 2011, plus 18,000,000 shares of Common Stock issued in the Acquisition). As of the date hereof GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmBH Management, GenPar and GA each own of record no shares of Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 16,436,284 shares of Common Stock, representing approximately 34.8% of the Company’s outstanding Common Stock.

By virtue of the fact that (i) GA is the general partner of GenPar, (ii) GenPar is the general partner of GAP 83, (iii) GAP 83 is the controlling member of GA Investor,

CUSIP No. 94733A104	Page 21 of 31 Pages

(iv) GAP-W, GapStar, KG, CDA, GAPCO III  and GAPCO IV are each members of GA Investor, (v) GA Investor owns a controlling interest in and is entitled to appoint all of the representatives of the board of directors of Holdings, (vi) the officers of GapStar and managing members of GAPCO III and GAPCO IV are managing directors of GA, (vii) GmbH Management is the general partner of KG, and (viii) the managing directors of GA Investor and certain members of the board of directors of Holdings who are authorized and empowered to vote and dispose of the securities of GA Investor and Holdings, as applicable, are GA Managing Directors, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned of record by Holdings and GA Investor.  Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by the Reporting Persons, except to the extent he or she has a pecuniary interest therein.

(b)           (i)           None of the Reporting Persons has the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

    (ii)          Please see Item 5(a), which is hereby incorporated by reference.

(c)           Except as set forth in Item 4 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock owned by any member of the group.

(e)           Not Applicable.

CUSIP No. 94733A104	Page 22 of 31 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above in Item 4, which is hereby incorporated by reference, the Stockholder Agreement provides that GA Investor or GA is entitled to designate one member of the Company’s board of directors until such time as Holdings, GA Investor, their respective affiliates and permitted transferees hold less than 10% of the Company’s capital stock.  The Stockholder Agreement also contains provisions restricting the transfer of the Company’s securities and granting certain registration rights.

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock other than the amounts reported on such Reporting Person’s cover page included herein.

As noted above, (i) GA is the general partner of GenPar, (ii) GenPar is the general partner of GAP 83, (iii) GAP 83 owns a controlling interest in and is authorized and empowered to appoint and remove the managing directors of GA Investor, (iv) GA Investor is entitled to appoint all of the representatives of the board of directors of Holdings and (v) the GA Managing Directors, acting as managing directors of GA Investor and Holdings, are authorized and empowered to vote and dispose of the securities of GA Investor and Holdings.  Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 94733A104	Page 23 of 31 Pages

Exhibit 2:
Purchase Agreement, dated as of August 3, 2011, by and among the Company, Holdings and Network Solutions (incorporated by reference from Annex A to the Company’s Definitive Proxy Statement on Form DEF 14A (File No. 000-51595) filed with the Securities and Exchange Commission on September 22, 2011).

Exhibit 3:
Stockholder Agreement, dated as of October 27, 2011, by and among the stockholders of the Company named therein and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 000-51595) filed with the Securities and Exchange Commission on October 28, 2011).

CUSIP No. 94733A104	Page 24 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2011.

NWS HOLDINGS LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Secretary

GA-NWS INVESTOR LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	Page 25 of 31 Pages

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its Manager

By:	General Atlantic LLC,
Its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Member

CUSIP No. 94733A104	Page 26 of 31 Pages

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	Page 27 of 31 Pages

EXHIBIT 1
to SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  November 2, 2011

NWS HOLDINGS LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Secretary

GA-NWS INVESTOR LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	Page 28 of 31 Pages

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its Manager

By:	General Atlantic LLC,
Its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Member

CUSIP No. 94733A104	Page 29 of 31 Pages

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Matthew Nimetz (Chief Operating Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Thomas J. Murphy (Chief Financial Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
J. Frank Brown	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Gabriel Caillaux	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
Alexander Chulack	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Cory A. Eaves	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Abhay Havaldar	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Patricia Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jonathan Korngold	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301	United States
Hans Morris	55 East 52nd St., 32nd Floor New York, New York 10055	United States

Name	Business Address	Citizenship
Fernando Marques Oliveira	Rua Dr. Renato Paes de Barros, 1017 15º andar 04530-001 Sãn Paulo, Brazil	Brazil
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	55 East 52nd St., 32nd Floor New York, New York 10055	United States
David A. Rosenstein	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

A-II